June 29, 2012

BMW Group

Toyota Motor Corporation

BMW Group and TMC Agree to Further Strengthen Collaboration

-Companies Sign MoU Aimed at Collaboration in Four Technological Fields-

Akio Toyoda, President of Toyota Motor Corporation (TMC), met today with Norbert Reithofer, Chairman of the Board of Management of BMW AG, at BMW Group headquarters in Munich to announce the planned expansion of their existing cooperation initiated in December last year. The two companies signed a memorandum of understanding (MoU) aimed at a long-term strategic collaboration in four fields: joint development of a fuel cell system, joint development of architecture and components for a future sports vehicle, collaboration on powertrain electrification and joint research and development on lightweight technologies.

Also today, Reithofer and Toyoda signed a Joint Statement to reconfirm their companies’ shared intention to strengthen the long-term, strategic collaboration between them.

Reithofer said: “We aim to further strengthen our competitive position in sustainable future technologies. We signed an MoU to this effect today. Toyota and the BMW Group share the same strategic vision of sustainable individual future mobility. Together we have a great opportunity to continue leading our industry through this transformation.”

Toyoda added: “BMW and Toyota both want to make ever-better cars. We respect each other. That is why we already can take the next step together.” He went on to say: “Toyota is strong in environment-friendly hybrids and fuel cells … I believe BMW’s strength is developing sports cars. I get so excited thinking about the cars that will result from this relationship.”

In March 2012, the BMW Group and TMC signed a binding agreement on collaborative research in the field of next-generation lithium-ion battery cells. In addition, the BMW Group and Toyota Motor Europe entered into a contract in December last year, under which the BMW Group will supply highly efficient 1.6 litre and 2.0 litre diesel engines to Toyota Motor Europe starting in 2014.

Today’s MoU represents the companies’ agreement in December last year to identify and discuss other possible collaborative projects.

Contacts:

BMW Group

Micaela Sandstede, Business- and Finance Communications

Telephone: + 49 89 382-61611, Fax: + 49 89 382-24418

Micaela.Sandstede@bmw.de

BMW Group Japan

Miki Kurosu, Corporate Communications

Tel: +81-3-6259-8020

Miki.Kurosu@bmw.co.jp

Toyota Motor Corporation

Media from the Americas, Europe or Africa: +81-3-3817-9926/9161

Media from Asia, Oceania or the Middle East: +81-3-3817-9182/9174